FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release issued by Ultrapetrol (Bahamas) Limited on September 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ María Cecilia Yad
Name: María Cecilia Yad
Title: Chief Financial Officer

Dated: September 3, 2014

Exhibit 1

FOR IMMEDIATE RELEASE

ULTRAPETROL ANNOUNCES INCREASE IN INVESTMENT BY SOUTHERN CROSS

Subsidiaries of the Fund Close Acquisition of Shares from Founding Group

Board of Directors Appoints Mr. Damián Scokin as Chief Executive Officer

Nassau, Bahamas, September 3, 2014 –Ultrapetrol (Bahamas) Limited (Nasdaq: ULTR) ("Ultrapetrol" or the "Company"), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today the completion of a share purchase transaction with respect to the sale of shares of Ultrapetrol between the major shareholders of the Company under terms previously announced on July 13, 2014.  In the transaction, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross"), purchased all of the outstanding Ultrapetrol equity interests held by Hazels (Bahamas) Investments Inc. ("Hazels"), Inversiones Los Avellanos S.A. ("Los Avellanos") and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%.

Under the terms of the agreement, Sparrow acquired from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock") at a price equivalent to $4.00 per share of Common Stock.  With the completion of the transaction, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share.

As previously announced, as part of the transaction, Felipe Menéndez and Ricardo Menéndez will step down from their respective CEO and Executive Vice President positions, but remain with Ultrapetrol as directors. Simultaneously with Southern Cross' acquisition, the Company's Board of Directors announced today that it has selected Damián Scokin to become Ultrapetrol's new Chief Executive Officer, starting November 2014.  Until that time, Horacio Reyser, the Company's Chairman and a Partner at Southern Cross Group, will serve as Interim CEO.

Damián Scokin has until now been the CEO of the International Businesses of Latam Airlines Group, the largest airline in South America. Prior to his almost ten years with Latam, he was a Partner at McKinsey & Company, where he worked for another ten years. Mr. Scokin was trained as an Industrial Engineer and Economist at Universidad de Buenos Aires and has an MBA from Harvard Business School.

Horacio Reyser, Chairman of Ultrapetrol and a Southern Cross partner, said, "I would like to thank Felipe and Ricardo Menendez for their important contributions to Ultrapetrol over the years, from their vision in founding the Company in 1992, to creating a leading shipping company focused on attractive markets, and now for their guidance as Ultrapetrol moves into this new chapter of its history.

"Southern Cross made its first investment in the Company in December 2012 and throughout the subsequent 20 months, we worked with management to reduce the Company's leverage, increase exposure to the growing deep-sea offshore segment and reduce the volatility of the river business operations. I am very optimistic about the Company's future outlook. As part of its investment strategy, Southern Cross plans to continue working alongside Ultrapetrol's management to further improve the operating efficiency and asset profitability of the Company's River business and to explore new and innovative alternatives to grow in the Offshore segment, both in Brazil and in other regions. We are also thankful for the strong support that we have received from shareholders and we are committed to engaging with investors in an open and transparent manner as we seek to unlock Ultrapetrol's full potential.

"We look forward to having Damián Scokin join Ultrapetrol as our new CEO during an exciting time for the Company. His deep experience in Latin American transportation and logistics will serve Ultrapetrol well as we continue to focus on capitalizing on the compelling fundamentals and strong growth potential of the Company's core businesses and maximizing long-term value for all shareholders."

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

About Southern Cross Group

Southern Cross is one of the largest private equity firms in Latin America. Southern Cross´ investment strategy is based on investing in companies that have significant potential for improved performance and growth. Since inception, Southern Cross has raised over $2.5 billion and has invested in over 30 companies in a wide range of industries, including energy, oil & gas, logistics, consumer goods, retail, homebuilding, entertainment public services, IT, and telecom. Southern Cross seeks to deliver returns by the optimization of companies' strategic direction and operating performance.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Leon Berman
212-477-8438
lberman@igbir.com

or

Bryan Degnan
646-673-9701
bdegnan@igbir.com